
SEC MAIL
RECEIVED
PROCESSING
SEP 26 2005
WASH, D.C.
199
SECTION

UBS Global Asset Management

40-33

811-03503
(UBS PaineWebber RMA)
Branch 16
MONEY FUND INC.

**UBS Global Asset Management (US) Inc.**
51 West 52nd Street
14th Floor
New York, NY 10019-6114

Joseph Allessie
Associate General Counsel
Tel: 212-882-5961
Fax: 212-882-5472
joseph.allessie@ubs.

September 23, 2005





05072722

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

Re: Polivka v. Auch, et al (05-civ-0297 BSJ)

Dear Sir or Madam:

Pursuant to our letter dated January 28, 2005, relative to Section 33 of the Investment Company Act of 1940, enclosed, for your records, please find a fully executed copy of the settlement agreement in the above-referenced matter.

Very truly yours,

Joseph Allessie
Director, Associate General Counsel

Encl.


SEC MAIL PROCESSING
RECEIVED
SEP 2 6 2005
WASH., D.C.
199
SECTION

<u>**CONFIDENTIAL SETTLEMENT AGREEMENT**</u>

This CONFIDENTIAL SETTLEMENT AGREEMENT (the "Agreement") is entered into as of this 15th day of September, 2005 by and among UBS Global Asset Management (U.S.) Inc. ("UBS") and Frank Polivka ("Plaintiff"). UBS and Plaintiff are referred to collectively as the "Parties."

WHEREAS, on January 11, 2005, Plaintiff filed a purported class action against in the United States District Court for the Southern District of New York, <u>Polivka v. Auch, et al.</u>, Civil Action No. 05-CV-0297 (BSJ) (the "Polivka Complaint") (a copy of which is attached hereto as Exhibit A);

WHEREAS, the Polivka Complaint alleged, <u>inter alia</u>, on information and belief, that the defendants in that case (the "Defendants") did not, but could have, submitted proofs of claim on behalf of certain funds in the UBS family of mutual funds (the "UBS Funds") in at least some of approximately 136 securities litigation class actions;

WHEREAS, on or about June 13, 2005, Plaintiff filed a Notice of Voluntary Dismissal dismissing the case against all defendants except UBS Global Asset Management (New York) Inc. and Margo N. Alexander;

WHEREAS, UBS provided Plaintiff with facts demonstrating that it routinely filed proofs of claim on behalf of the UBS Funds advised by it that were eligible for recovery from securities litigation class action settlements or awards, except possibly for a small number of funds in a <u>de minimus</u> number of instances, which would not have a material impact on the net asset value of any of the UBS Funds;

WHEREAS the Parties agree that it is in all of their interests to resolve fully and finally, without resort to further legal proceedings, the Polivka Complaint and any other potential actions concerning the participation or non-participation, or submission or non-submission of claims, proofs of claim, or any other potential right of participation, in class action settlements, including, <u>inter alia</u>, demand by Plaintiff on Directors or Trustees for the UBS Funds that they commence an action for reimbursement of amounts potentially recoverable from potentially unrecovered class action settlements ("Contemplated Demand"); and

WHEREAS, based upon facts provided by UBS, Plaintiff has agreed to voluntarily dismiss the Polivka Complaint against all Defendants, with prejudice, and not make the Contemplated Demand;

NOW, THEREFORE, in consideration of the covenants set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which the Parties hereby acknowledge, the Parties agree as follows:

1. Dismissal of Polivka Complaint. Contemporaneously with the execution of this Agreement, Plaintiff shall execute the Notice of Dismissal with Prejudice in the form attached as Exhibit B hereto (the "Dismissal"). Counsel for Plaintiff shall file the executed Dismissal with the United States District Court for the Southern District of New York within three (3) business days of the full execution of this Agreement. The Dismissal shall be deemed effective whether or not it is so-ordered by the Court.

2. Resolution of Contemplated Demand. UBS agrees to make voluntary payments totaling $153,069.73 to certain of the UBS Funds, equivalent to amounts potentially recoverable from potentially unrecovered class action settlements, as set forth in Exhibit C hereto. Plaintiff hereby represents that such voluntary payments shall constitute a full satisfaction and resolution of the Contemplated Demand.

3. Payment of Fees. UBS shall pay Plaintiff's Counsel the sum of $22,950.00 by check made payable to Baron & Budd, P.C., within ten (10) business days after the Dismissal is filed with the Court.

4. Plaintiff's Release of Defendants and Others. Plaintiff, in all capacities on his own behalf and on behalf of any and all persons or entities that may claim by, through, or under him, including, without limitation, his past, present or future agents, representatives, attorneys, administrators, executors, assigns, spouses, heirs, accounts, corporations, companies, partnerships, any entity in which they have a controlling interest, or any trust of which they are the settlors or which is for the benefit of Plaintiff and/or members of his family ("Releasors"), jointly and severally, hereby irrevocably and forever release and discharge Walter E. Auch, Frank K. Reilly, Edward M. Roob, Adela Cepeda, J. Mikesell Thomas, Margo N. Alexander, UBS Financial Services Inc., UBS Global Asset Management Americas Inc., UBS Global Asset Management (New York) Inc., UBS Global Asset Management (U.S.) Inc., UBS AG, UBS Americas, Inc., UBS Global Asset Management International Ltd., SSGA Funds Management, Inc., Marsico Capital Management, LLC, Delaware Investments, Westwood Management Corporation, Institutional Capital Corporation, ICM Asset Management, Inc., Ariel Capital Management, LLC, the UBS Funds, any and all investment companies, funds or other clients advised by the aforementioned released persons/entities, any and all other Trustees or Directors of investment companies or other clients advised by the aforementioned released persons/entities, as well as each of their past, present or future directors, trustees, officers, employees, members, principals, agents, representatives, shareholders, controlling shareholders, partners, attorneys (including, inter alia, Dechert LLP), administrators, executors, predecessors, parents, subsidiaries, spouses, contractors, subcontractors, corporations, companies, partnerships, related or affiliated entities, any entity in which they have a controlling interest, or any trust of which they are the settlor or which is for their benefit and/or the benefit of a member of their family, and the heirs, successors or assigns of the foregoing, of and from any and all suits, actions, causes of action, claims, damages, demands, rights, debts, penalties, costs, expenses, attorney's fees, indemnities, duties, liabilities, losses, obligations, of every nature and description whatsoever, known or unknown, whether or not concealed or hidden, fixed or contingent, direct or indirect, anticipated or unanticipated, asserted or that might have been asserted by the Releasors, whether legal, contractual, statutory, or equitable in nature, that arise from, relate to, or concern, directly or indirectly, the participation or non-participation, or submission or non-submission of claims, proofs of claim, or any other potential right of participation in all class

action settlements or awards from the beginning of time until the date of this Agreement, or that could have been raised in connection with the Polivka Complaint or the Contemplated Demand. Plaintiff acknowledges that he may have sustained damages and losses that are presently unknown and unsuspected and that such losses as were sustained may give rise to additional losses and expenses in the future that are not now anticipated. Plaintiff acknowledges that the release has been negotiated and agreed upon in light of these facts and expressly waives any rights he may have under any state or federal statute or common law principle excluding from a general release claims that the releasor does not know or suspect to exist at the time he has executed the release.

5. No Admissions. The Parties agree that they are entering into this Agreement to settle disputed claims and that no party admits any liability or wrongdoing on the part of any person or entity.

6. Confidentiality. Except to the extent necessary to enforce this Agreement, or as required by law or the order or directive of any court or governmental agency, or to the extent required by tax, legal, or accounting requirements, the Parties and their counsel agree to keep confidential the existence and terms of this Agreement to the fullest extent permitted by law. Plaintiff and his counsel further agree to keep confidential any information provided by Defendants and their counsel in connection with the negotiation of this Agreement, including, inter alia, information concerning whether or not proofs of claim were filed on behalf of the UBS Funds.

7. Amendment. This Agreement shall be binding upon the Parties and may not be abandoned, supplemented, changed or modified in any manner, orally or otherwise, except by an instrument in writing of concurrent or subsequent date signed by a duly authorized representative of the Parties.

8. Binding Nature of Agreement. This Agreement is binding upon and shall insure to the benefit of the Parties and their successors, heirs, and assigns.

9. Enforcement of Agreement. The delay or failure of any Party in the exercise of any of its rights hereunder shall not be deemed by any other Party or any court to constitute a waiver of any other right, unless the party possessing such right has clearly and expressly given notice in writing to the contrary to the other Parties. A waiver or consent given by any Party on any one occasion shall be effective only in that instance and shall not be construed as a bar or waiver of any right on any other occasion.

10. Applicable Law and Forum. This Agreement shall be governed by the laws of the State of New York, without regard to conflict-of-law provisions, and shall be enforceable by and in the courts of the State of New York (in which the Parties consent to jurisdiction).

11. Voluntary Assent. **THE PARTIES TO THIS AGREEMENT HAVE BEEN REPRESENTED AND FULLY ADVISED BY LEGAL COUNSEL, AND, IN EXECUTING THIS AGREEMENT, NO PARTY RELIES UPON ANY REPRESENTATIONS, WARRANTIES, PROMISES OR INDUCEMENTS MADE BY ANY OTHER PARTY, INCLUDING WITHOUT LIMITATION ANY**

**REPRESENTATIONS, WARRANTIES, PROMISES OR INDUCEMENTS MADE DURING THE COURSE OF NEGOTIATING THIS AGREEMENT, WITH THE SOLE EXCEPTION OF THE PROVISIONS SET FORTH IN THE AGREEMENT. RATHER, EACH PARTY TO THIS AGREEMENT HAS MADE AN INDEPENDENT INVESTIGATION AND INQUIRY INTO SUCH FACTUAL MATTERS AS THAT PARTY DEEMED RELEVANT IN CONNECTION WITH THIS AGREEMENT AND HAS CONSULTED WITH COUNSEL AS TO THE NATURE AND EFFECT OF THE PROVISIONS OF THIS AGREEMENT. EACH PARTY ACKNOWLEDGES AND AGREES THAT THIS AGREEMENT HAS BEEN CAREFULLY READ, FREELY AND VOLUNTARILY ASSENTED TO, SIGNED AS HIS OR ITS OWN FREE ACT, AND THAT EACH PARTY HAS CONSULTED WITH COUNSEL OF ITS CHOICE IN CONNECTION HEREWITH.**

12. Construction. This Agreement shall be construed as if the Parties collectively prepared it and any uncertainty and ambiguity shall not on that ground be interpreted against any Party.

13. Severability. The parties intend that each of the provisions be independent and separate provisions, severable and divisible from the other provisions. Therefore, in the event that any particular provision is deemed to be unenforceable by a court of competent jurisdiction, the Parties agree that such provision should be deemed to be severed from this Agreement, and all remaining provisions shall remain in full force and effect.

14. Entire Agreement. This Agreement contains and constitutes the entire understanding and agreement between the Parties with respect to the settlement and release of claims and supercedes all previous oral and written negotiations, agreements, commitments, and writing in connection therewith. This Agreement shall not be altered or varied except by a writing duly signed by all of the Parties, and the Parties acknowledge and agree that, in the absence of such a writing signed by the Parties, they will make no claim that this Agreement has been orally altered or modified in any respect whatsoever. Nothing in this section shall, however, modify, cancel or supercede any obligations contained or renewed in the Agreement.

15. Authority. The persons signing this Agreement each warrant that they have the authority to sign this Agreement individually, or on behalf of the entity for which they are signing, as the case may be.

16. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original, but both of which taken together shall constitute but one and the same instrument. This Agreement and any counterpart may be executed by signatures provided by fax, which fax signatures shall be as binding and effective as original signatures.

17. Captions. The captions appearing at the commencement of the sections of this Agreement are descriptive only and for convenience in reference to this Agreement and shall not define, limit or describe the scope or intent of this Agreement, nor in any way affect this Agreement.

* * *

IN WITNESS WHEREOF, all Parties have set their hand and seal to this Agreement as of the date written below.

**FRANK POLIVKA**

Frank Polivka

Date: 9-10-05

**UBS GLOBAL ASSET MANAGEMENT, (U.S.) INC.**

By: ______________________

Title: ______________________

Date: ______________________

**COUNSEL FOR PLAINTIFF**

Randall K. Pulliam, Esq.
BARON & BUDD, P.C.
3102 Oak Lawn Ave., Suite 1100
Dallas, TX 75219-4281
(214) 521-3605 (phone)
(214) 520-1181 (fax)

Joseph Henry Bates, Esq.
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr., Suite 200
Little Rock, AR 72212
(501) 312-8500 (phone)
(501) 312-8505 (fax)

Gary Klein, Esq.
WEITZ & LUXENBERG, P.C.
180 Maiden Lane
New York, NY 10038-4925
Phone: (212) 558-5500
Fax: (212) 344-5461

Date: 9/13/05

**COUNSEL FOR UBS GLOBAL ASSET MANAGEMENT (U.S.) INC.**

______________________

William K. Dodds, Esq.
Adam J. Wasserman, Esq.
DECHERT LLP
30 Rockefeller Plaza
New York, NY 10112-2200
Phone: (212) 698-3500
Fax: (212) 698-3599

Date: ______________________

IN WITNESS WHEREOF, all Parties have set their hand and seal to this Agreement as of the date written below.

**FRANK POLIVKA**

______________________
Frank Polivka

Date: ______________________

**UBS GLOBAL ASSET MANAGEMENT, (U.S.) INC.**



By: Joseph J. Allessie
JOSEPH J. ALLESSIE

Title: Director

Date: September 15, 2005

**COUNSEL FOR PLAINTIFF**

______________________

Randall K. Pulliam, Esq.
BARON & BUDD, P.C.
3102 Oak Lawn Ave., Suite 1100
Dallas, TX 75219-4281
(214) 521-3605 (phone)
(214) 520-1181 (fax)

Joseph Henry Bates, Esq.
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr., Suite 200
Little Rock, AR 72212
(501) 312-8500 (phone)
(501) 312-8505 (fax)

Gary Klein, Esq.
WEITZ & LUXENBERG, P.C.
180 Maiden Lane
New York, NY 10038-4925
Phone: (212) 558-5500
Fax: (212) 344-5461

Date: ______________________

**COUNSEL FOR UBS GLOBAL ASSET MANAGEMENT (U.S.) INC.**



William K. Dodds, Esq.
Adam J. Wasserman, Esq.
DECHERT LLP
30 Rockefeller Plaza
New York, NY 10112-2200
Phone: (212) 698-3500
Fax: (212) 698-3599

Date: September 15, 2005

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JUDGE JONES

05 CV 0297

| | | |
|---|---|---|
| FRANK POLIVKA, on Behalf of Himself and All Others Similarly Situated,<br><br>Plaintiff, | § | |
| v. | § | Case No. |
| WALTER E. AUCH, FRANK K. REILLY, EDWARD M. ROOB, ADELA CEPEDA, J. MIKESELL THOMAS, MARGO N. ALEXANDER, UBS FINANCIAL SERVICES, INC., UBS GLOBAL ASSET MANAGEMENT AMERICAS, INC., UBS GLOBAL ASSET MANAGEMENT (NEW YORK), INC., SSGA FUNDS MANAGEMENT, INC., MARSICO CAPITAL MANAGEMENT, LLC, DELAWARE INVESTMENTS, WESTWOOD MANAGEMENT CORPORATION, INSTITUTIONAL CAPITAL CORPORATION, ICM ASSET MANAGEMENT, INC., ARIEL CAPITAL MANAGEMENT, LLC, and JOHN DOES NO. 1 THROUGH 100<br><br>Defendants. | § | |
| JURY TRIAL DEMANDED | § | |

## CLASS ACTION COMPLAINT

## INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the UBS Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiff and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Frank Polivka files on his own behalf, as well as a representative of a Class of all persons who owned Funds at any time during the time period of January 12, 2002 to the present. Plaintiff seeks compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller,* 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright,* 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiff and members of the Class.

6. The class period begins January 12, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 12, 2002 through January 12, 2005 and who suffered damages thereby.[2]

## JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. §

---

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 12, 2005 and the date of the cessation of the unlawful activities detailed herein.

1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as Plaintiff's federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in New York, New York.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff.

10. Plaintiff Frank Polivka resides in Galveston County, Texas, and at all relevant times owned one of the Funds.

Defendants.

11. Defendant UBS Financial Services, Inc. is the ultimate parent of UBS Global Asset Management Americas, Inc. and UBS Global Asset Management (New York), Inc. Through its subsidiaries and divisions, Defendant markets, sponsors, and provides investments advisory, distribution and administrative services to the UBS Family of Funds, which consists of approximately 23 funds. UBS Financial Services, Inc. shall be referred to herein as the "Parent Company Defendant." UBS Financial Services, Inc. maintains its principal executive offices at 1285 Avenue of the Americas, New York, NY 10019.

12. Walter E. Auch, Frank K. Reilly, Edward M. Roob, Adela Cepeda, J. Mikesell Thomas, Margo N. Alexander are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Defendant UBS Global Asset Management Americas, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Global Asset Management Americas, Inc. has approximately $10 billion in assets under management in total. UBS Global Asset Management Americas, Inc. is located at One N. Wacker Dr., 37th Fl, UBS Tower, Chicago, IL 60606.

B. Defendant UBS Global Asset Management (New York), Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. UBS Global Asset Management (New York), Inc. is located at 51 W. 52nd St., 23rd Fl New York, NY 10019-6076.

C. Defendant SSGA Funds Management, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. SSGA Funds Management, Inc. is located at One Lincoln St., 27th Fl, Boston, MA 02111-2900.

D. Defendant Marsico Capital Management, LLC is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. Marsico Capital Management, LLC is located at 1200 17th St., #1300, Denver, CO 80202.

E. Defendant Delaware Investments is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. Delaware Investments One Commerce Square is located at 2005 Market Street, Philadelphia, PA 19103.

F. Defendant Westwood Management Corporation is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. Westwood Management Corporation is located at 300 Crescent Ct., #1300, Dallas, TX 75201.

G. Defendant Institutional Capital Corporation is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. Institutional Capital Corporation is located at 225 W. Wacker Dr., #2400, Chicago, IL 60606-6304.

H. Defendant ICM Asset Management, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. ICM Asset Management, Inc. is located at 601 W. Main Avenue #600, Spokane, WA 99201.

I. Defendant Ariel Capital Management, LLC is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. Ariel Capital Management, LLC is located at 200 E. Randolph Dr., 29th Fl, Chicago, IL 60601.

Collectively, UBS Global Asset Management Americas, Inc., UBS Global Asset Management (New York), Inc., SSGA Funds Management, Inc., Marsico Capital Management, LLC, Delaware Investments, Westwood Management Corporation, Institutional Capital Corporation, ICM Asset Management, Inc., and Ariel Capital Management, LLC shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiff will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

## CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiff as a class action, on his own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiff seeks certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 12, 2002 through January 12, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiff, who is a representative of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiff, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiff to the relief sought herein. There is no conflict between the named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiff is a representative party for the Class and is able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiff are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

## SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the UBS Family of Funds held assets of approximately $10 billion. Approximately 15 of the 23 UBS Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the UBS Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

| Case Style | Class Period | Deadline to Submit Proof of Claim |
|---|---|---|
| In re Accelr8 Technology Corp. Securities Litigation | 10/7/97 - 11/16/99 | 6/16/2003 |
| In re Acrodyne Communications, Inc. | 1/1/98 - 8/14/00 | 8/24/2001 |
| Lewis v. Advanced Technical Products, Inc. et al. | 4/22/98 - 4/28/00 | 2/1/2003 |
| In re Allaire Corporation Securities Litigation | 12/7/99 - 9/18/00 | 12/18/2003 |
| In re Anicom, Inc. Securities Litigation | 2/17/99 - 7/18/00 | 1/24/2003 |
| In re Applied Digital Solutions Litigation | 1/19/00 - 5/21/02 | 3/15/2004 |
| In re ATI Technologies, Inc. Securities Litigation | 1/13/00 - 5/24/00 | 5/26/2003 |
| Bryant v. Avado Brands, Inc., et al. (Applesouth) | 5/26/95 - 9/24/96 | 3/5/2003 |
| In re Avant! Corporation Securities Litigation | 6/6/95 - 12/6/95 | 7/19/2001 |
| In re Bergen Brunswig Corp. Securities Litigation | 3/16/99 - 10/14/99 | 8/13/2001 |
| In re Brightpoint, Inc. Securities Litigation | 1/29/99 - 1/31/02 | 8/29/2003 |

| | | |
|---|---|---|
| Sinay v. Boron LePore & Associates, Inc. et al. | 5/5/98 - 2/4/99 | 7/17/2002 |
| In re California Software Corporation Securities Litigation | 2/9/00 - 8/6/00 | 3/26/2002 |
| In re Campbell Soup Co. Securities Litigation | 9/8/97 - 1/8/99 | 7/10/2003 |
| Katz v. Carnival Corporation et al. | 7/28/98 - 2/28/00 | 2/6/2004 |
| In re CHS Electronics, Inc. Securities Litigation | 8/7/97 - 5/13/99 | 3/31/2002 |
| Deborah Anderton v. ClearOne Communications, Inc. et al. | 4/17/01 - 1/15/03 | 4/8/2004 |
| Sherma v. Cole National Corporation, et al. | 1/31/98 - 5/16/03 | 10/28/2003 |
| In re Commtouch Software LTD. Securities Litigation | 4/19/00 - 2/13/01 | 9/3/2003 |
| In re Conseco, Inc. Securities Litigation | 4/28/99 - 4/14/00 | 11/30/2002 |
| In re Covad Communications Group Securities Litigation | 4/19/00 - 6/24/01 | 2/4/2003 |
| In re Cutter & Buck Inc. Securities Litigation | 6/1/00 - 8/12/02 | 1/12/2004 |
| Graf v. CyberCare Inc. et al. | 1/4/99 - 5/12/00 | 1/24/2003 |
| Maley v. DelGlobal Technologies Corporation et al. | 11/6/97 - 11/6/00 | 1/7/2002 |
| In re Dollar General Corporation Securities Litigation | 3/5/97 - 1/14/02 | 7/8/2002 |
| In re DOV Pharmaceutical, Inc. Securities Litigation | 4/25/02 - 12/20/02 | 6/16/2003 |
| In re DPL, Inc. Securities Litigation | 11/15/98 - 8/14/02 | 3/1/2004 |
| In re DrKoop.Com, Inc. Securities Litigation | 6/8/99 - 12/7/02 | 1/14/2002 |
| In re ECI Telecom LTD Securities Litigation | 5/12/00 - 2/14/01 | 1/14/2003 |
| In re eConnect, Inc. Securities Litigation | 11/18/99 - 3/13/00 | 10/12/2001 |
| In re Mex. Corporation Securities Litigation | 4/9/01 - 5/23/01 | 1/16/2004 |
| In re Emulex Corporation Securities Litigation | 1/18/01 - 2/9/01 | 10/27/2003 |
| In re Engineering Animation Securities Litigation | 2/19/98 - 10/1/99 | 6/1/2001 |
| In re Envoy Corporation Securities Litigation | 2/12/97 - 8/18/98 | 2/20/2004 |
| In re Federal-Mogul Corp. Securities Litigation | 10/22/98 - 5/25/00 | 1/9/2004 |
| In re Fidelity Holdings, Inc. Securities Litigation | 6/24/99 - 4/17/00 | 4/21/2003 |
| In re Finova Group Inc. Securities Litigation | 1/14/99 - 11/13/02 | 9/30/2002 |
| In re Flir Systems, Inc. Securities Litigation | 3/3/99 - 3/6/00 | 5/3/2001 |
| In re FPA Medical Management, Inc. Securities Litigation | 1/3/97 - 5/14/98 | 11/25/2003 |
| In re Gateway, Inc. Securities Litigation | 4/14/00 - 2/28/01 | 9/30/2002 |
| In re Gliatech Inc. Securities Litigation | 4/9/98 - 8/29/00 | 5/3/2003 |
| Pirelli Armstrong et al. v. Hanover Compressor Co., et al. | 5/4/99 - 12/23/02 | 3/12/2004 |

| | | |
|---|---|---|
| Warstadt et al. v. Hastings Entertainment, Inc., et al. | 6/12/98 - 5/2/00 | 4/24/2003 |
| White v. Heartland High-Yield Municipal Bond Fund, et al. | ½/97 - 10/16/00 | 11/18/2002 |
| In re HI/FN, Inc. Securities Litigation | 7/26/99 - 11/7/99 | 9/20/2003 |
| In re Homestore.com, Inc. Securities Litigation | 1/1/00 - 12/21/01 | 12/5/2003 |
| In re IBP, Inc. Securities Litigation | 2/7/00 - 1/25/01 | 10/31/2003 |
| Fogel v. Information Management Associates, Inc., et al. | 8/12/99 - 11/18/99 | 1/17/2003 |
| In re InaCom Corp. Securities Litigation | 11/9/98 - 5/17/00 | 2/12/2003 |
| In re Independent Energy Holdings PLC | 2/14/00 - 9/8/00 | 12/3/2002 |
| In re InterSpeed, Inc. Securities Litigation | 9/24/99 - 10/6/00 | 8/10/2001 |
| In re IXL Enterprises, Inc. Securities Litigation | 11/30/99 - 9/1/2000 | 8/20/2003 |
| Garza v. JD Edwards & Company et al. | 1/22/98 - 12/3/98 | 5/6/2002 |
| In re JDN Realty Corporation Securities Litigation | 2/15/97 - 4/12/00 | 12/15/2001 |
| Harold Ruttenberg, et al. (Just for Feet, Inc.) | 4/12/99 - 11/3/99 | 11/13/2002 |
| In re L90, Inc. Securities Litigation | 4/28/00 - 5/9/03 | 5/18/2004 |
| In re Landry's Seafood Restaurants, Inc. Sec. Litigation | 12/19/97 - 9/18/98 | 7/19/2002 |
| In re Legato Systems, Inc. Securities Litigation | 4/22/99 - 5/17/00 | 9/30/2002 |
| Molholt v. Loudcloud Inc., et al. | 3/8/01 - 5/1/01 | 10/29/2003 |
| In re Lucent Technologies Inc. Securities Litigation | 10/26/99 - 12/21/00 | 3/31/2004 |
| In re M&A West, Inc. Securities Litigation | 10/4/99 - 12/28/00 | 3/4/2004 |
| Dusek v. Mattel, Inc., et al. | 2/2/99 - 10/1/99 | 10/23/2003 |
| Haack v. Max Internet Communications, Inc., et al. | 11/12/99 - 5/12/00 | 11/25/2002 |
| In re Medi-Hut Co., Securities Litigation | 11/7/99 - 8/19/03 | 7/2/2004 |
| In re Medirisk, Inc. Securities Litigation | 5/4/98 - 6/30/98 | 4/30/2004 |
| In re MicroStrategy Inc. Securities Litigation | 6/11/98 - 3/20/00 | 9/3/2001 |
| In re Mitek Systems, Inc. Securities Litigation | 12/27/99 - 9/29/00 | 4/8/2002 |
| In re MP3.Com, Inc. Securities Litigation | 1/13/00 - 9/7/00 | 8/9/2001 |
| In re Mpower Communications Corp. Securities Litigation | 2/4/00 - 9/7/00 | 8/29/2003 |
| In re MSC Industrial Direct Co., Securities Litigation | 1/11/99 - 8/5/02 | 4/30/2004 |
| In re MTI Technology Corp. Securities Litigation, II | 7/22/99 - 7/2/00 | 9/2/2003 |
| In re Navigant Consulting, Inc. Securities Litigation | 1/1/99 - 11/19/99 | 3/22/2001 |
| In re NetEase.Com, Inc. Securities Litigation | 7/3/00 - 8/31/01 | 6/13/2003 |

| | | |
|---|---|---|
| In re Netsolve Incorporated Securities Litigation | 4/18/00 - 8/18/00 | 9/13/2002 |
| In re Network Associates Inc. Securities Litigation | 1/20/98 - 4/6/99 | 6/14/2002 |
| In re Network Associates, Inc. II Securities Litigation | 4/15/99 - 12/26/00 | 3/2/2004 |
| New Era of Networks, Inc. | 10/29/98 - 7/6/99 | 12/31/2001 |
| Norman v. New Era Of Networks, Inc., et al. | 10/18/00 - 1/5/01 | 8/12/2002 |
| In re Newpower Holdings, Inc. Securities Litigation | 10/5/00 - 12/5/01 | 4/7/2004 |
| In re Nice Systems, Ltd. Securities Litigation | 11/3/99 - 2/7/01 | 5/1/2003 |
| In re Nike, Inc. Securities Litigation | 6/29/00 - 2/26/01 | 3/10/2003 |
| Stuart Markus, et al v. The Northface, Inc. | 4/24/77 - 4/1/99 | 5/24/2001 |
| In re Northpoint Communications Group, Inc. Sec. Litigation | 8/8/00-11/29/00 | 2/11/2004 |
| In re Nuance Communications, Inc. | 1/31/01 - 3/15/01 | 12/15/2003 |
| In re On-Point Technology Systems, Inc. Securities Litigation | 5/19/97 - 4/7/00 | 8/21/2001 |
| In re Onyx Software Corporation Securities Litigation | Pursuant to 2/2001 Offering | 6/28/2004 |
| In re Optical Cable Corporation Securities Litigation | 6/14/00 - 9/26/01 | 11/1/2002 |
| In re Oxford Health Plans, Inc. Securities Litigation | 11/6/96 - 12/9/97 | 7/11/2003 |
| In re Paradyne Networks, Inc. Securities Litigation | 3/20/00 - 9/28/00 | 7/12/2004 |
| In re Party City Corporation Securities Litigation | 2/26/98 - 3/18/99 | 8/12/2003 |
| In re P-COM, Inc. Securities Litigation | 4/15/97 - 9/11/98 | 3/15/2002 |
| In re Penn Treaty Schwab Corporation Sec. Litig. | 7/23/00 - 3/29/01 | 2/23/2004 |
| In re PeopleSoft, Inc. Securities Litigation | 5/27/98 - 1/28/99 | 9/4/2001 |
| In re Performance Technologies, Inc. Securities Litigation | 2/2/00 - 5/19/00 | 7/18/2003 |
| In re PhyCor Corporation Securities Litigation | 4/22/97 - 9/22/98 | 8/5/2002 |
| In re Pilot Network Services, Inc. Securities Litigation | 8/11/98 - 10/17/00 | 5/2/2002 |
| In re PSS World Medical, Inc. Securities Litigation | 10/26/99 - 10/3/00 | 5/14/2004 |
| In re Reliance Securities Litigation | 3/14/95 - 11/14/97 | 3/23/2002 |
| In re Rent-Way Securities Litigation | 12/10/98 - 10/27/00 | 11/23/2003 |
| In re Rite Aid Corporation Securities Litigation | 5/2/97 - 11/10/99 | 6/30/2003 |
| In re Robotic Vision Systems, Inc. Securities Litigation | 1/27/00 - 5/15/01 | 8/11/2003 |
| Paul Ruble v. Rural / Metro Corporation et al. | 4/24/97 - 6/11/98 | 12/15/2003 |
| Stanley v. Safeskin Corporation, et al. | 2/18/98 - 3/11/99 | 4/28/2003 |
| In re Sagent Technology Inc. Securities Litigation | 10/21/99 - 4/18/00 | 5/27/2003 |

| In re SCB Computer Technology, Inc. Securities Litigation | 11/19/97 - 4/14/00 | 3/20/2002 |
|---|---|---|
| Lone Star et al. v. Schlotzsky's Inc., et al. | 9/24/1997 | 5/23/2002 |
| In re Select Comfort Corporation Securities Litigation | 12/3/98 - 6/7/99 | 4/30/2003 |
| In re Sensormatic Electronics Corp. Securities Litigation | 8/8/00 - 4/26/01 | 11/14/2003 |
| Steinbeck v. Sonic Innovations, Inc. et al. | 5/2/00 - 10/24/00 | 6/21/2004 |
| Klein v. Southwest Gas Corporation, et al. | 12/14/98 - 1/21/00 | 11/5/2001 |
| In re Starnet Communications Int'l, Inc. Sec. Litigation | 3/11/99 - 8/20/99 | 9/20/2002 |
| In re Steven Madden Ltd. Securities Litigation | 6/21/97 - 6/20/00 | 6/18/2004 |
| ~~In re Supervalu, Inc. Securities Litigation~~ | ~~7/19/99 - 7/25/02~~ | ~~8/2/2004~~ |
| In re Sykes Enterprises, Inc. Securities Litigation | 7/27/98 - 9/18/00 | 4/9/2003 |
| In re Synsorb BioTech, Inc. Securities Litigation | 4/4/01 - 12/10/01 | 1/10/2004 |
| In re Take Two Interactive Software, Inc. Securities Litigation | 2/24/00 - 12/17/01 | 1/2/2003 |
| In re Team Communications Group, Inc. Securities Litigation | 11/19/99 - 3/16/01 | 8/22/2002 |
| In re Telxon Corporation Securities Litigation | 5/21/96 - 2/23/99 | 6/11/2004 |
| Spiegel v. Tenfold Corporation, et al. | 5/21/99 - 4/12/01 | 1/9/2003 |
| In re THG, Inc. Securities Litigation | 10/26/99 - 5/24/00 | 6/30/2003 |
| In re Turnstone Systems, Inc. Securities Litigation | Pursuant to 9/2/00 | 10/31/2003 |
| In re Tut Systems, Inc. Securities Litigation | 7/20/00 - 1/31/01 | 6/21/2004 |
| In re UniStar Financial Service Corp. Securities Litigation | 10/15/98 - 7/20/99 | 8/17/2001 |
| In re US Franchise Systems, Inc. Securities Litigation | 5/6/99 - 10/29/99 | 6/5/2002 |
| In re US Interactive, Inc. Securities Litigation | 2/10/00 - 11/8/00 | 12/2/2003 |
| O'Neal Trust v. VanStar Corporation, et al. | 3/11/96 - 3/14/97 | 11/26/2001 |
| Rasner v. Vari-L Company, Inc. et al. | 12/17/97 - 7/6/00 | 5/5/2003 |
| Helwig v. Vencor, Inc. et al. | 2/10/97 - 10/21/97 | 6/14/2002 |
| In re Versata, Inc. Securities Litigation | 3/2/00 - 4/30/01 | 3/17/2003 |
| In re Vesta Insurance Group, Inc. Securities Litigation | 6/2/95 - 6/28/98 | 10/17/2002 |
| In re Vision America, Inc. Securities Litigation | 11/5/98 - 3/24/00 | 7/30/2002 |
| In re Vision America, Inc. Securities Litigation | 4/24/99 - 3/24/00 | 10/8/2003 |
| In re The Warnaco Group, Inc. Securities Litigation | 9/17/97 - 7/19/00 | 3/5/2004 |
| In re Waste Management Inc. Securities Litigation | 6/11/99 - 11/9/99 | 7/15/2002 |
| In re Westell Technologies, Inc. Securities Litigation | 6/27/00 - 11/18/00 | 8/31/2003 |

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiff's rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiff's investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiff and other fund investors a fiduciary duty to act in their best interests. *See Rasmussen v. A.C.T. Environmental Services Inc.*, 739 N.Y.S.2d 220, 222 (N.Y.A.D. 3 Dept., 2002). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Scheuer Family Foundation, Inc. v. 61 Associates*, 582 N.Y.S.2d 662, 666 (N.Y.A.D. 1 Dept.,1992).

28. Plaintiff entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiff did not receive notice of the proposed settlements nor did he have the option of submitting a Proof of Claim form in his individual capacity as an individual investor. Plaintiff and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of

Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiff and members of the Class.

**Standing.**

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiff therefore brings this action on behalf of all the Funds.

## COUNT I
## BREACH OF FIDUCIARY DUTY

30. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiff and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiff and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiff and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiff and members of the Class, Plaintiff is entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiff and members of the Class. *See Royal Carbo Corp. v. Flameguard, Inc. et al.*, 229 A.D.2d 430, 645 N.Y.S.2d 18 (1996) ("it is well settled that one who owes a duty of fidelity to a principal and who is faithless in the performance of his or her services is generally not entitled to recover compensation, whether commissions or salary."); *Restatement (Second) of Agency Sec. 469* (1958) ("An agent is entitled to no compensation for conduct which is disobedient or which is a breach of his duty or loyalty; if such conduct constitutes a willful and deliberate breach of his contract of services, he is not entitled to compensation even for properly performed services for which no compensation is apportioned").

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiff and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

## COUNT II
## NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiff and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiff and members of the Class have been damaged by millions of dollars.

## COUNT III
## VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiff and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiff and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

## COUNT IV
## VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT (AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit

Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiff and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

## COUNT V

## VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT (AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiff demands a jury trial.

WHEREFORE, Plaintiff demands judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January12, 2005

RESPECTFULLY SUBMITTED,




Perry Weitz
WEITZ & LUXENBERG, P.C.
180 Maiden Lane
New York, NY 10038-4925
(212) 558-5500
(212) 344-5461 fax

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

**UNITED STATES DISTRICT COURT**
**SOUTHERN DISTRICT OF NEW YORK**

| | | |
|---|---|---|
| FRANK POLIVKA, on Behalf of Himself and All Others Similarly Situated, | § | |
| Plaintiff, | § | |
| v. | § | Case No. 05-CV-0297 |
| WALTER E. AUCH, FRANK K. REILLY, EDWARD M. ROOB, ADELA CEPEDA, J. MIKESELL THOMAS, MARGO N. ALEXANDER, UBS FINANCIAL SERVICES, INC., UBS GLOBAL ASSET MANAGEMENT AMERICAS, INC., UBS GLOBAL ASSET MANAGEMENT (NEW YORK), INC., SSGA FUNDS MANAGEMENT, INC., MARSICO CAPITAL MANAGEMENT, LLC, DELAWARE INVESTMENTS, WESTWOOD MANAGEMENT CORPORATION, INSTITUTIONAL CAPITAL CORPORATION, ICM ASSET MANAGEMENT, INC., ARIEL CAPITAL MANAGEMENT, LLC, and JOHN DOES NO. 1 THROUGH 100 | § | |
| Defendants. | § | |

**NOTICE OF DISMISSAL**

Pursuant to Fed. R. Civ. 41(a), plaintiff hereby dismisses this action against ALL DEFENDANTS, which has not been certified as a class action. This dismissal is with prejudice with each side to bear their own costs.

Dated: September 8, 2005.

RESPECTFULLY SUBMITTED,

John Broaddus
WEITZ & LUXENBERG, P.C.
210 Lake Drive East, Ste. 101
Woodland Falls Corporate Park
Cherry Hill, New Jersey 08002
(856) 755-1115

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN
CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

ATTORNEYS FOR PLAINTIFF

IT IS SO ORDERED THIS _____ DAY OF SEPTEMBER, 2005.

______________________________
JUDGE

## EXHIBIT C TO CONFIDENTIAL SETTLEMENT AGREEMENT

| Class Action | Fund | Voluntary Payment |
|---|---|---|
| In re InaCom Corp. Securities Litigation | UBS PACE Small/Medium Company Value Equity Investments as successor in interest to the Paine Webber Small Cap Fund | $40,639.02 |
| In re InaCom Corp. Securities Litigation | UBS PACE Small/Medium Company Value Equity Investments | $16,903.50 |
| In re Network Associates Inc. Securities Litigation | UBS PACE International Equity Investments as successor in interest to the Paine Webber Global Equity Fund | $4,879.45 |
| In re Network Associates Inc. Securities Litigation | UBS PACE Large Company Value Equity Investments as successor in interest to the Paine Webber Growth and Income Fund | $75,847.36 |
| In re Network Associates Inc. Securities Litigation | UBS PACE Small/Medium Company Growth Equity Investments as successor in interest to the Paine Webber MidCap Fund | $14,800.40 |
| | | |
| **Total** | | **$153,069.73** |